FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

P.E.
4-18-02

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√... Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...√...

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INDEX

Document No.	Document
1.	Northern Rock plc - Q1 Trading Statement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 8 April 2002

By: ______________________

Name: C Jobe
Title: Company Secretary

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NORTHERN ROCK Q1 TRADING STATEMENT

Northern Rock takes the opportunity to inform the market of its current strong trading performance; particularly that its record lending in 2001 has continued throughout Q1 2002 and is also expected to be strong in Q2 2002. This performance is in line with its strategic intention of taking a market share for the current year of net residential lending of 7-8%, around twice its natural share of stock, which was 3.8% at 1 January 2002.

Lending

Compared to the first quarter of 2001, total gross lending and total net lending have both increased by more than 35%, with net residential lending higher by more than 55%. Northern Rock starts Q2 with a pipeline of agreed business of over £3.3 billion – 50% higher than at the same time last year. Redemptions have continued to run noticeably lower than natural share, a reflection in part of the transparency of new customers' products being available to all existing mortgagors.

Mortgage arrears - including Together loans - continue to be tightly controlled and the level of arrears at more than three months duration remains below half the industry average. Unsecured personal loans and the secured commercial portfolio are also performing well. Northern Rock has no residential loan exposure outside the UK nor any exposure to unsecured corporate lending or leasing.

Funding

Funding has been well-balanced and strong. Wholesale monies and the growth in personal savings have both been positive and have met expectations; and, in addition, during March Northern Rock successfully completed its sixth securitisation transaction raising £2.4 billion. Notes were placed in Sterling, Euro and, benefiting from SEC registration, the US Dollar markets, in line with the Company's objectives and retaining its position at the forefront of securitisation of residential mortgages in the UK.

Costs

Cost control remains a key focus for Northern Rock and cost growth is within the Company's strategic target of being less than total income growth and between one half to two thirds of the rate in asset growth. This ensures unit costs continue to fall.

Accounting for Reserve Capital Instruments ("RCIs")

The current range of market expectations of pre-tax profit for 2002 is £310m to £342m. This does not reflect the recent required change to the accounting treatment for RCIs following the introduction of UITF 33, the effect of which will be to marginally enhance our profit attributable to shareholders, return on equity and earnings per share but will reduce our profit before tax. This is because the coupons for our RCIs (adjusted for grossing up of tax and the Foundation covenant) will be treated as a pre, not post, tax deduction.

After adjusting for the new accounting treatment for RCIs, Northern Rock remains comfortable with market consensus profit expectations.

Economic Background & Market Outlook

Affordability remains at sustainable levels given the UK economy as a whole. The housing market remains both large and robust and the mortgage market – especially with the opportunity to remortgage at relatively low interest rates – is set to be sufficiently large for Northern Rock to achieve its lending targets.

In the medium term, signs of a modestly slowing economy may have an impact on housing demand, but this should be offset by a combination of a shortage of new housing and historically low interest rates.

Comment

Adam J Applegarth, Chief Executive, commented: "Operating performance in the first quarter of the year continues to be very good. It is in line with expectations and builds on the strong progress we made in 2001. We are set to deliver against our low cost, high growth strategy."

A further pre-close period announcement will be made towards the end of May and a more detailed report on Northern Rock's performance will be provided at the time of the Interim results which will be announced on Thursday 18 July. (Note: brought forward from Thursday 25 July.)

City Contacts

Bob Bennett
Group Finance Director
0191 279 4346
07855 257 257 (Mobile)

David Noble
Director of Institutional Relations
0191 279 4999
07855 257 007 (Mobile)

Richard Moorin
Investor Relations Manager
0191 279 4093
07855 257 009 (Mobile)

Press Contacts

Tony Armstrong
Director of Corporate Relations
0191 279 4676

Ron Stout
PR Manager
0191 279 4676

James Murgatroyd
Finsbury Limited
0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the full year ended December 2001, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.

8/4/02